Filed by Voya Partners, Inc. (SEC File Nos.: 333-32575; 811-08319) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

November 28, 2014

Voya Investment Management

Client Talking Points

VY PIMCO Bond Portfolio

Voya Investment Management (formerly, ING U.S. Investment Management) has announced the following changes to the Portfolio.

Planned Change(s)	Effective Date (on or about)	Current	Surviving
Sub-Adviser / Strategy / Name	December 12, 2014	VY PIMCO Bond Portfolio	Voya Aggregate Bond Portfolio
Reorganization	July 17, 2015	Voya Aggregate Bond Portfolio	Voya Intermediate Bond Portfolio

On November 20, 2014, the Board of Trustees (the “Board”) of VY PIMCO Bond Portfolio (“PIMCO Bond Portfolio”) approved an Agreement and Plan of Reorganization (“Merger” or “Reorganization”) of the PIMCO Bond Portfolio into Voya Intermediate Bond Portfolio (“Intermediate Bond Portfolio”). The approval of shareholders of PIMCO Bond Portfolio is required before the Merger may take place.

In addition, on November 20, 2014, the Board approved various changes to PIMCO Bond Portfolio in advance of the merger, including:

o	An interim sub-adviser change,
o	A corresponding strategy change, and
o	A corresponding name change.

■	What is happening?
o	PIMCO Bond Portfolio is currently sub-advised by Pacific Investment Management Company LLC (“PIMCO”).
o	A fund prospectus supplement announcing the pending merger and advance sub-adviser change was filed on November 28, 2014.
o	PIMCO Bond Portfolio will undergo various changes on or about December 12, 2014 (prior to the merger).

November 28, 2014

Client Talking Points

o	PIMCO Bond Portfolio’s sub-adviser will change from PIMCO to Voya Investment Management (“Voya IM”).
o	The Portfolio’s strategy will change to an intermediate bond strategy.
o	The Portfolio’s name will change to Voya Aggregate Bond Portfolio.
o	In connection with the sub-adviser change, DSL has agreed to further limit expenses to 1.05% 0.55%, 0.80%, and 0.95%, for Class ADV, Class I, Class S, and Class S2 shares, respectively, through May 1, 2017. The limitations do not extend to interest, taxes, brokerage commissions, extraordinary expenses, and Acquired Fund Fees and Expenses.
o	An Information Statement regarding the sub-adviser change will be filed on or about January 16, 2015.
o	Shareholders of PIMCO Bond Portfolio will be sent a combined proxy statement and prospectus regarding the merger on or about May 8, 2015.
o	A shareholder meeting will be held on or about July 10, 2015.
o	Pending shareholder approval, the Merger will occur as of the close of business on or about July 17, 2015

■	Why is the Merger proposed?
o	Directed Services, LLC (“DSL”), the investment adviser to PIMCO Bond Portfolio, has been closely monitoring PIMCO due to recent leadership and portfolio management changes at PIMCO and uncertainties regarding the impact of those changes on the Portfolio.
o	DSL proposed Intermediate Bond Portfolio as the survivor due to similarities in investment objectives of each portfolio.
o	This Merger was determined to be in the best interest of shareholders by the Board after a review of several factors.
■	Why is the sub-adviser change being proposed?
o	The new portfolio management team of Christine Hurtsellers and Matt Toms brings to bear more than 45 years of combined investment experience. Under the leadership of Christine Hurtsellers, chief investment officer, and Matt Toms, head of Public Fixed Income, the fixed income platform at Voya IM manages $125 billion in strategies across the yield curve and spectrum, as well as in specialized disciplines that focus on individual market sectors.

■	How do the Investment Objectives compare?

As described in the chart that follows, the Portfolios have similar investment objectives.

	PIMCO Bond Portfolio	Intermediate Bond Portfolio
Investment Objective	The Portfolio seeks maximum total return, consistent with capital preservation and prudent investment management.	The Portfolio seeks to maximize total return consistent with reasonable risk.

November 28, 2014

Client Talking Points

■	What is the experience of the Voya Investment Management Team?
o	The Portfolio will be managed by the Voya IM team of Christine Hurtsellers and Matthew Toms.
o	Voya IM’s Fixed Income team has over 45 years of combined investment experience under the leadership of Christine Hurtsellers and Matthew Toms.
o	Christine Hurtsellers, CFA, has been with Voya. IM since 2005 and is chief investment officer of the fixed income business.
o	Matt Toms, CFA, joined Voya IM in September 2009 and is head of Public Fixed Income.

Christine Hurtsellers, CFA

Chief Investment Officer, Fixed Income

Christine Hurtsellers is chief investment officer of Fixed Income at Voya Investment Management. In this role, Hurtsellers leads a team of more than 100 investment professionals with over $125 billion in fixed-income assets under management. She is a member of the ING Global Investment Leadership Team, a board member of Pomona Capital, and a member of the U.S. Treasury Borrowing Advisory Committee.

Before assuming her current role, Hurtsellers was head of Structured Finance. Her mortgage-backed securities team was responsible for the highly successful track record of the company's proprietary mortgage derivatives portfolios, and she directed portfolio and sector strategy across fixed-income asset classes.

Prior to joining the company in 2004, Hurtsellers developed extensive mortgage portfolio management experience, most notably at the Federal Home Loan Mortgage Corporation (“Freddie Mac”), where she led the agency guaranteed retained portfolio team with $650 billion in assets under management. Prior to that role, Hurtsellers managed mortgage derivatives, adjustable rate mortgages and collateralized mortgage obligations (CMOs). Prior to Freddie Mac, she was a portfolio manager responsible for mortgages, structured products, municipals and corporates at Alliance Capital Management and Banc One, and a client consultant at Pentalpha Capital group.

Hurtsellers earned a Bachelor of Arts in finance (with high honors) from Indiana University Kelley School of Business and holds the Chartered Financial Analyst® designation.

Matt Toms, CFA

Head of Public Fixed Income

Matt Toms is head of public fixed income at Voya Investment Management, overseeing the investment teams responsible for investment grade corporate, high yield corporate, structured product and money market strategies for the general account and external client business, as well as ensuring coordination of credit strategies across developed and emerging markets. Prior to joining the firm, Matt worked with Calamos Investments, where he established and grew their fixed income business. He also has prior experience with Northern Trust and Lincoln National. Matt received a BBA from the University of Michigan and holds the Chartered Financial Analyst® designation.

For financial professional use only.  Not for inspection by or distribution to the general public.

November 28, 2014

Client Talking Points

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund, nor is it a solicitation of any proxy. For information regarding the Portfolio, please call Voya Investment Management toll free at 1-800-992-0180.

For information regarding any of the Portfolios discussed in this Client Talking Points, please call Voya IM toll free at 1-800-992-0180. To receive a free copy of a Prospectus Supplement and/or Proxy Statement/Prospectus (when available) relating to the proposed merger of VY PIMCO Bond Portfolio with and into Voya Intermediate Bond Portfolio, please call Voya Investment Management toll free at 1-800-992-0180. This Client Talking Points is qualified in its entirety by reference to the Prospectus Supplement and/or Proxy Statement/Prospectus (when available), and supersedes any prior Client Talking Points. The Prospectus Supplement and/or Proxy Statement/Prospectus contain important information about the pending Portfolio changes, and therefore you are advised to read it. The Prospectus Supplement and/or Proxy Statement/Prospectus and shareholder reports and other information are or will be available for free on the SEC’s website (www.sec.gov). Please read the any Proxy Statement/Prospectus, and the Prospectus Supplement, carefully before making any decision to invest or to approve the merger.

This information is proprietary and cannot be reproduced or distributed. Certain information may be received from sources Voya Investment Management considers reliable; Voya Investment Management does not represent that such information is accurate or complete. Certain statements contained herein may constitute "projections," "forecasts" and other "forward-looking statements" which do not reflect actual results and are based primarily upon applying retroactively a hypothetical set of assumptions to certain historical financial data. Actual results, performance or events may differ materially from those in such statements. Any opinions, projections, forecasts and forward looking statements presented herein are valid only as of the date of this document and are subject to change. Nothing contained herein should be construed as (i) an offer to buy any security or (ii) a recommendation as to the advisability of investing in, purchasing or selling any security. Voya Investment Management assumes no obligation to update any forward-looking information. Past performance is no guarantee of future results.

Your clients should consider the investment objectives, risks, charges and expenses of the Fund carefully before investing. For a free copy of the Portfolio’s prospectus, which contains this and other information, visit us at www.voyainvestments.com or call Voya Investment Management at 1-800-992-0180. Please instruct your clients to read the prospectus carefully before investing.

CID – 11094